Exhibit 99.79

Date: April 3, 2019

To: All Canadian Securities Regulatory Authorities

Subject: ORLA MINING LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 25, 2019
Record Date for Voting (if applicable) :	April 25, 2019
Beneficial Ownership Determination Date :	April 25, 2019
Meeting Date :	June 12, 2019
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	68634K106	CA68634K1066

Sincerely,

Computershare

Agent for ORLA MINING LTD.